July 22, 2025

Phillip B. Berry
Chief Financial Officer
Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

        Re: Enovis Corporation
            Form 10-Q for the Fiscal Quarter Ended April 4, 2025
            File No. 001-34045
Dear Phillip B. Berry:

       We have reviewed your July 14, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 27,
2025 letter.

Form 10-Q for the Fiscal Quarter Ended April 4, 2025
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Measures, page 26

1. We have the following comments regarding your response to comment 5 related to the adjustment for the purchase of royalty interest.

              In your response, you state that the product development agreements have been
            "terminated" while the disclosure on page 16 of the Form 10-Q indicates that the buyout of the economic interest in future royalty payments was for "existing"
            product development agreements related to certain of the Company s U.S.
            reconstructive products. Please clarify in your response if the product development agreements continue to be in effect and if the underlying intellectual property continues to be incorporated in your reconstructive products subsequent
 July 22, 2025
Page 2

           to the buyout.
             Tell us how many product development agreements were bought out and if you continue to have any royalty driven agreements with product development partners. Explain the methodology that was used to determine the buyout amount.
             Elaborate on your shift to a new model for product development projects and how buying out the royalty generating model accelerated that shift.
             We reference the disclosure on page 16 of the Form 10-Q that the gross payout under the buyout agreements is $ 43.8 million, which will be paid over seven years. We also note in your response that the payments may be structured over time to manage cash flow impacts. Explain how you determine the amount to be paid each year under the buyout agreement and if it is dependent on future operational factors.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services